EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM — (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 21, 2004) — Masonite International Corporation today announced its results for the quarter ended March 31, 2004. Masonite International Corporation reports in U.S. dollars.

Unaudited Financial Highlights
2004 versus 2003

☐	Earnings per share increases 34%
☐	Net income increases 36%
☐	Sales increase 16% to $468 million
☐	EBITDA increases 25%
☐	EBITDA margin increases from 12.12% to 13.01%
☐	EBIT increases 30%
☐	EBIT margin increases from 9.19% to 10.25%

Unaudited Financial Summary
(in millions of dollars except per share amounts)
Three Months Ended

	3/31/04	3/31/03	Increase
SALES	$468.0	$402.2	16.3%
EBITDA	$60.9	$48.7	24.9%
EBIT	$48.0	$37.0	29.7%
NET INCOME	$27.7	$20.3	36.4%
EPS	$0.51	$0.38	34.2%
DILUTED EPS	$0.50	$0.37	35.1%
AVERAGE SHARES (000’s)
BASIC	54,701	53,507
DILUTED	56,026	54,997

Sales for the three month period ended March 31, 2004 were $468.0 million, a 16.3% increase over the $402.2 million reported in the same period in 2003. Net income for the three month period ended March 31, 2004 was $27.7 million compared to $20.3 million in the same period in 2003. Earnings per share were $0.51 for the three month period compared to $0.38 per share in 2003.

On March 2, 2004 the Company completed the transaction to acquire the residential entry door business of The Stanley Works for approximately US $161 million in cash. Masonite used senior bank financing to complete the acquisition.

Philip S. Orsino, President and Chief Executive Officer, stated, “We are very pleased with the results from the first quarter. Internal growth accounted for most of the increase in sales for the quarter with the acquisition of Stanley Door Systems contributing to our sales in the month of March. The increase in sales was accompanied by higher operating margins and earnings per share.”

Stanley’s entry door business manufactures and pre-hangs steel and fiberglass residential entry doors and entry systems for sale primarily to the retail home improvement market in the United States. Stanley’s entry door business, known for its high quality, has state of the art facilities in Charlotte, North Carolina; Langley, British Columbia; Winchester, Virginia; Garland, Texas; and Rancho Cucamonga, California.

“We are very pleased with this acquisition for a number of reasons”, said Philip S. Orsino, Masonite’s President and Chief Executive Officer. “The acquisition is a clear continuation of our focused strategy in the door business worldwide. As a result of the acquisition, we expect to achieve substantial operating efficiencies across all our residential door product lines. Stanley’s entry door business accelerates our “all-products solution” initiative. The addition to our existing manufacturing and fabrication facilities of Stanley’s similar facilities will lead to significant efficiencies. Also, the acquisition presents opportunities for more effective global procurement of raw materials, product development and standardization. These initiatives will lower our operating costs and further enhance our already strong capabilities to provide excellent service and the widest product range to our customers. We are very proud to welcome Stanley’s employees, customers and suppliers to Masonite.”

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 75 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of “forward looking statements”. All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

This press release contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Increasingly, the investment and banking industries calculate and analyze the performance of a company using measurements such as debt-to-equity ratio, EBITDA and earnings measures excluding non-recurring items. In this press release EBITDA is defined as earnings before depreciation and amortization; other expense; interest; income taxes; and non-controlling interest, EBIT is defined as earnings before other expense; interest; income taxes; and non-controlling interest. EBITDA and EBIT margin are defined as EBITDA and EBIT divided by sales respectively.

For more information contact:

Mr. Lawrence P. Repar or Mr. Robert V. Tubbesing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.masonite.com

First Quarter Report
to Shareholders
March 31, 2004

MASONITE INTERNATIONAL CORPORATION
Quarterly Report to Shareholders
March 31, 2004

Management’s Report on Financial Statements

The accompanying unaudited consolidated financial statements of Masonite International Corporation are the responsibility of management and have been prepared in accordance with Canadian generally accepted accounting principles. The unaudited consolidated financial statements and information in Management’s Discussion and Analysis (“MD&A”) include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration of materiality and have been prepared on a consistent basis with that in the annual audited consolidated financial statements.

Management maintains appropriate systems of internal control. Policies and procedures have been designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to ensure that financial information is relevant and reliable. The Company’s independent auditors’, KPMG LLP , did not perform a quarterly review engagement of these unaudited consolidated financial statements.

The Audit Committee of the Board of Directors is composed of independent directors and meets periodically with the independent auditors and management representatives to review the unaudited consolidated quarterly and annual audited financial statements, discuss internal accounting control, the nature, extent and results of KPMG LLP’s audits and other financial reporting matters. The independent auditors have unrestricted access to the Audit Committee. The Audit Committee reports its findings and makes recommendations to the Board of Directors and is responsible for re-appointing the independent auditors. The Board of Directors has approved these unaudited consolidated financial statements.

April 21, 2004

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2004	2003
Sales	$467,967	$402,217
Cost of sales	363,586	312,689

	104,381	89,528
Selling, general and administration	43,494	40,783

Income before the undernoted	60,887	48,745
Depreciation and amortization	12,924	11,768

Income before other expense, interest and income taxes	47,963	36,977
Other expense	1,730	229
Interest	8,565	8,867

	37,668	27,881
Income taxes	8,928	6,995

	28,740	20,886
Non-controlling interest	996	542

Net income	27,744	20,344

Retained earnings, beginning of period	403,525	295,854

Retained earnings, end of period	$431,269	$316,198

Earnings per share:
Basic	$0.51	$0.38

Diluted	$0.50	$0.37

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31	December 31
	2004	2003
ASSETS
Cash	$113,587	$129,676
Accounts receivable	320,228	258,264
Inventories	342,242	321,145
Prepaid expenses	18,978	17,185
Current future income taxes	27,146	29,318

	822,181	755,588

Property, plant and equipment	791,226	752,110
Goodwill and other intangibles	265,087	130,475
Other assets	50,267	46,663
Long-term future income taxes	6,370	8,315

	1,112,950	937,563

	$1,935,131	$1,693,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank indebtedness	$18,020	$6,608
Accounts payable and accrued liabilities	312,616	301,484
Income taxes payable	22,063	27,013
Current portion of long-term debt	49,992	35,498

	402,691	370,603
Long-term debt	624,150	447,260
Long-term future income taxes	111,407	106,662
Non-controlling interest	36,667	35,986

	1,174,915	960,511

Share capital	269,874	266,870
Contributed surplus	316	191
Retained earnings	431,269	403,525
Cumulative translation adjustments	58,757	62,054

	760,216	732,640

	$1,935,131	$1,693,151

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2004	2003
Cash provided by (used in) operating activities
Net income for the period	$27,744	$20,344
Depreciation and amortization	12,924	11,768
Non-controlling interest	996	542
Cash reinvested in working capital and other	(77,142)	(63,843)

	(35,478)	(31,189)

Cash provided by (used in) investing activities
Proceeds from sale of assets	115	234
Acquisitions (note 2)	(163,273)	—
Additions to property, plant and equipment	(15,760)	(8,219)
Other investing activities	(5,142)	(585)

	(184,060)	(8,570)

Cash provided by (used in) financing activities
Proceeds from issuance of common shares	3,004	641
Increase in bank and other indebtedness	11,412	40,364
Net issue (repayment) of long-term debt	188,143	(25,050)

	202,559	15,955

Net foreign currency translation adjustment	890	3,146

Decrease in cash	(16,089)	(20,658)
Cash, beginning of period	129,676	47,644

Cash, end of period	$113,587	$26,986

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2004	2003
Sales
North America	$367,937	$324,219
Europe and other	109,035	87,937
Intersegment	(9,005)	(9,939)

	$467,967	$402,217

Segment operating income
North America	$45,075	$35,944
Europe and other	11,056	8,782

	56,131	44,726

Expenses
General	8,168	7,749
Interest	8,565	8,867
Other expense	1,730	229
Income taxes	8,928	6,995
Non-controlling interest	996	542

	28,387	24,382

Net income	$27,744	$20,344

Product line segment data
Sales:
Interior products	$318,931	$283,578
Exterior products	149,036	118,639

	$467,967	$402,217

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements, which differ in some respects from United States GAAP. The differences between Canadian and United States GAAP are disclosed in Note 12 of these unaudited consolidated financial statements. In these unaudited consolidated financial statements, certain footnote information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted. The unaudited consolidated financial statements included herein should be read in conjunction with Masonite International Corporation’s (the “Company”) annual audited financial statements for the year ended December 31, 2003.

The unaudited consolidated financial statements are prepared using the same accounting polices and methods of application as were used in preparing the most recent annual audited financial statements except for the adoption of new accounting standards as described below. In the opinion of management, all adjustments (consisting only of normal recurring adjustments) considered necessary for a fair presentation are included. Operating results for the interim period included herein are not necessarily indicative o f the results that may be expected for the year ending December 31, 2004.

Principles of Consolidation

The unaudited consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated upon consolidation. The results of subsidiaries acquired during the period are consolidated from their respective dates of acquisition.

Asset Retirement Obligations

In March 2003, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3110, “Asset Retirement Obligations”, which became effective January 1, 2004. The standard establishes recognition, measurement and disclosure standards applicable to legal obligations associated with the retirement of property, plant and equipment that results from its acquisition, construction, development or normal operations. The Company has assessed the effect of this new standard and has determined that it has no significant impact on the unaudited consolidated financial statements.

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships”. This guideline establishes new criteria for hedge accounting and is effective for the Company’s current fiscal year. The Company has reassessed all hedging relationships to determine whether the criteria have been met. To qualify for hedge accounting, the hedging relationship must be appropriately documented at inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high degree of correlation of changes in fair values or cash flows between the hedged item and the hedging instrument. All significant current hedging relationships have been adequately documented and effectiveness has been assessed in order to comply with the requirements to continue to apply hedge accounting.

Generally Accepted Accounting Principles and General Standards of Financial Statement Presentation

In July 2003, the CICA issued Handbook Sections 1100, “Generally Accepted Accounting Principles”, and 1400, “General Standards of Financial Statement Presentation”. These sections establish standards for financial reporting and fair presentation in accordance with Canadian GAAP and provide guidance on sources to consult when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. Upon adoption of these recommendations as of January 1, 2004, the Company determined that they have no significant impact on the unaudited consolidated financial statements.

NOTE 2: ACQUISITIONS

During the first quarter of 2004, the Company purchased the residential entry door business of The Stanley Works. Consideration for this acquisition was paid in cash. The preliminary purchase price, which is subject to certain post closing adjustments, was allocated as follows:

Current assets	$18,479
Fixed assets	36,212
Goodwill and intangibles	134,805
Other assets	2,000
Liabilities assumed	(26,770)
Long-term debt	(1,453)

$163,273

Consideration:
Cash	$163,273

This acquisition has been accounted for using the purchase method of accounting.

NOTE 3: INCOME TAXES

The Company’s income tax expense for the three months ended March 31 is comprised of:

	2004	2003
Current	$64	$2,703
Future	8,864	4,292

	$8,928	$6,995

NOTE 4: SHARE CAPITAL

Information with respect to outstanding common shares is as follows:

	Shares	Amount
March 31, 2004	54,733,865	$269,874
May 12, 2004	54,803,199

During the period ended March 31, 2004, 300,066 (2003 — 122,000) options were exercised at a weighted average exercise price of $10.02 (2003 — $5.26). During the first quarter of 2004 and 2003, no options were granted.

NOTE 5: STOCK BASED COMPENSATION

(a)	Stock option plan

In 2003, the Company adopted on a prospective basis the fair value method of accounting for stock options. The fair value method was applied to all stock options issued on or after January 1, 2003. Compensation expense relating to stock options recorded in the income statement in the first quarter of 2004 amounted to $125 (2003 — $Nil). For options granted in 2002, the pro-forma effect of fair value accounting applied to stock options issued between January 1, 2002 and January 1, 2003 is as follows:

	2004	2003
Net income as reported	$27,744	$20,344
Deduct: Stock based compensation costs using fair value method, net of tax	(196)	(380)

Pro-forma net income	$27,548	$19,964

Net income per share
Basic — as reported	$0.51	$0.38
Basic — pro-forma	0.50	0.37

Diluted — as reported	$0.50	$0.37
Diluted — pro-forma	0.49	0.36

(b)	Other stock-based compensation plan

Total compensation expense recorded in connection with the Company’s Restricted Share Unit and Deferred Share Unit plans was $868 (2003 — $Nil).

NOTE 6: EARNINGS PER SHARE

The computations for basic and diluted earnings per share are as follows:

	2004	2003
Net income	$27,744	$20,344

Weighted average number of common shares outstanding:
Basic	54,701,000	53,507,000
Effect of share options and warrants	1,325,000	1,490,000

Diluted	56,026,000	54,997,000

Earnings per share
Basic	$0.51	$0.38
Diluted	0.50	0.37

For the periods ended March 31, 2004 and 2003, all share options to purchase common shares were included in the computation of diluted earnings per share because the exercise price was lower than the average market price of the common shares during the period.

NOTE 7: COMMITMENTS

The Company has entered into foreign currency contracts to hedge foreign currency risk. At March 31, 2004, unrealized gains totaled $512 (2003 — $3,674) and unrealized losses totaled $2,202 (2003 — $255). At March 31, 2004, the Company had forward contracts in place to sell UK pound sterling in the amount of £4,500 in exchange for U.S. dollars over a period of 9 months at an average exchange rate of $1.6605, and £13,500 in exchange for euros over a period of 9 months at an average exchange rate of ¬1.4033. In addition, the Company had forward contracts in place to sell US dollars in the amount of $16,762 in exchange for Canadian dollars over a period of four months at an average exchange rate of $1.3571.

Future minimum payments, for the next five fiscal years ending December 31, under non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at March 31, 2004:

2004	$14,751
2005	12,876
2006	8,914
2007	6,962
2008	4,926
Thereafter	12,366

$60,795

NOTE 8: GUARANTEES AND CONTINGENCIES

The Company is involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

The Company was a guarantor under certain performance letters of credit arising from a previous transaction in the amount of $8.9 million. The counterparty to the transaction was required to replace the Company’s letters of credit by March 2004. In the event that the counterparty did not replace the Company’s letters of credit by that date, the Company’s liability as guarantor could have been invoked. Subsequent to March 31, 2004, the guarantee has been extinguished and the Company can no longer be invoked as guarantor on the performance letters of credit.

NOTE 9: LONG-TERM DEBT

	March 31, 2004	December 31, 2003
Bank term loans due August 31, 2006	$78,168	$34,418
Bank term loans due August 31, 2008	574,056	425,181
Bank term loan due June 28, 2007	17,500	20,000
Other loans with various maturities	4,418	3,159

	674,142	482,758
Less current portion	49,992	35,498

	$624,150	$447,260

During the first quarter of 2004, the Company negotiated additional term borrowings of $200 million that were used principally for the acquisition described in Note 2. The new facilities consist of a $50 million term loan due August 31, 2006 bearing interest at LIBOR plus 1.50%, and a $150 million term loan due August 31, 2008 bearing interest at LIBOR plus 2.25%. The additional borrowings have terms and conditions substantially similar to the existing borrowings. Interest on long-term debt in the quarter was $8,207 (2003 — $8,356).

The aggregate amount of principal repayments in each of the next five fiscal years ending December 31 is as follows:

2004	$49,992
2005	27,902
2006	36,864
2007	287,746
2008	271,131

NOTE 10: SUPPLEMENTAL CASH FLOW INFORMATION

	2004	2003
Interest paid	$7,234	$12,139
Income taxes paid	6,607	5,374
Income tax refunds	2,064	88

NOTE 11: ADDITIONAL SEGMENTED INFORMATION

	March 31, 2004	December 31, 2003
Property, plant and equipment:
Canada	$87,480	$84,163

North America	$513,780	$473,230
Europe and other	277,446	278,880

	$791,226	$752,110
Goodwill and other intangibles:
Canada	$55,090	$26,442

North America	$255,237	$120,578
Europe and other	9,850	9,897

	$265,087	$130,475

NOTE 12: RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These unaudited consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from United States GAAP. Following is a summary of the effect of significant differences in GAAP on the Company’s unaudited consolidated financial statements:

	2004	2003
Net income based on Canadian GAAP	$27,744	$20,344
Effect of SFAS 133, net of tax	1,140	(293)

Net income based on United States GAAP	$28,884	$20,051

Earnings per share under United States GAAP
Basic	$0.53	$0.37
Diluted	0.52	0.36

Effect of SFAS 133

United States Accounting Standard SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships.

The Company has entered into interest rate swap agreements to convert a portion of its floating rate debt into fixed rate debt in accordance with the Company’s risk management objective of mitigating the variability and uncertainty in its cash flows due to variable interest rates. As at March 31, 2004, the total floating rate debt effectively converted to fixed rate debt was $287,500. These agreements mature at various dates through 2006.

The criteria under United States GAAP for hedge accounting were not met prior to the establishment of the above noted interest rate swap agreements. Accordingly, any change in the fair value of the interest rate swaps was reported in income prior to this quarter. As of January 1, 2004, the Company had met the criteria for designating and assessing the effectiveness of hedging relationships, thus the interest rate swaps were designated as cash flow hedges. Under United States GAAP, a portion of the changes in fair values of these financial instruments is recognized in the income statement.

NOTE 13: COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year basis of presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion has been prepared by management and is a review of Masonite International Corporation’s (the “Company” or “Masonite”) financial condition and results of operations for the three months ended March 31, 2004 based on Canadian generally accepted accounting principles (“GAAP”). All amounts are in United States dollars unless specified otherwise.

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s unaudited consolidated financial statements and annual audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Overview of the Business

Masonite is one of the world’s largest manufacturers and merchandisers of doors, door components and door entry systems to the home improvement and home construction markets. Masonite operates over 75 facilities in 12 countries and has over 12,000 employees. The Company sells its products to distributors, jobbers, home centre chains and wholesale and retail building supply dealers worldwide.

A summary of the Company’s results for the three most recently completed fiscal years is as follows:

For the Fiscal Year Ended December 31,
(thousands of dollars, except per share amounts)
	2003	2002(1)	2001(1)
Operating Data
Sales	$1,777,238	$1,619,516	$1,421,602
Net income	$107,671	$89,543	$39,460
Net income per share
Basic	$2.00	$1.70	$0.84
Diluted	$1.95	$1.65	$0.84
Balance Sheet Data
Total assets	$1,693,151	$1,462,791	$1,442,286
Long-term financial liabilities(2)	$482,758	$533,582	$489,880

(1)	Net income for 2002 includes a gain on refinancing of $2,990 and 2001 includes debt extinguishment costs of $17,370

(2)	Long-term financial liabilities consists of long-term debt including current maturities

The market demand for building products is determined by various factors including general economic conditions, interest rates, levels of unemployment, consumer confidence and the availability of credit. These factors influence the demand for building products used in both new residential and commercial construction and, to a lesser extent, affect building products usage in home renovation, remodeling and repair. The pace of existing home sales also affects the demand for building products used in home renovation, remodeling and repair. A significant and growing portion of the Company’s sale of doors, door components and door entry systems are used for home improvement and repair projects.

First Quarter of 2004 compared with First Quarter of 2003

Results of Operations

Consolidated sales in the first quarter of 2004 increased 16.3% or $65.8 million to approximately $468.0 million from sales of approximately $402.2 million in the first quarter of 2003. Sales increased 13.5% in North America and 24% in Europe and other markets. Demand in both the home improvement and new construction sectors, in all Masonite markets, was stronger in the first quarter of 2004 than the first quarter last year. In 2003, the Company was negatively affected by harsh weather conditions and greater consumer uncertainty because of geopolitical events. Sales in 2004 were also positively impacted by the release of several new interior and exterior products and the continued implementation of the Company’s “All Products Strategy” and integrated sales structure. Approximately 80% of the increase in sales was generated internally. The acquisition of the entry door business from the Stanley Works (the “Stanley Acquisition”) principally accounted for the balance of increased sales. Exterior products increased 25.6% in the first quarter to $149.0 million compared to $118.6 million in the first quarter of 2003, while interior products increased 12.5% over the same time period. Exterior product growth was driven in the first quarter by the Company’s continued focus on its exterior products. Exterior products represented 32% of the interior-exterior product mix this year versus 30% last year. Innovative new fiberglass exterior doors, new customers, new programs and continued marketing and advertising also contributed to the growth in exterior products.

Cost of sales, expressed as a percentage of sales, was 77.7% in 2004, which was unchanged from the first quarter of 2003. Improvements to operating leverage from the 16.3% increase in sales in the first quarter offset slight increases in material costs over this period. The pace of sales in March was higher than the pace of sales in January and February. This pattern negatively affected gross margins during the quarter. Many industries are experiencing increasing costs and, in some cases shortages of supply, particularly as it relates to steel, transportation, lumber and wood related components. These external factors may impact the financial results of the Company in the second quarter. The Company is actively working to support margins through the use of alternative products and sources of supply as well as through price increases to its customers. The impact of these proactive measures is difficult to estimate due to the potential timing difference between input cost changes, availability of material and the Company’s ability to mitigate them.

Selling, general and administrative expenses were approximately $43.5 million, or 9.3% of sales, compared to $40.8 million, or 10.1% of sales for the same quarter a year ago. The decrease in selling, general and administrative expenses as a per cent of sales is primarily due to the relatively fixed nature of these costs that were over a larger sales base. The expenditure for the year is expected to be approximately 9% of sales.

Depreciation and amortization expense increased $1.1 million to $12.9 million from $11.8 million in the first quarter of 2003. The increase in depreciation and amortization is primarily the result of additional depreciation being incurred on capital expenditures from 2003.

Interest expense decreased approximately $0.3 million to $8.6 million from $8.9 million in the first quarter of 2003. During fiscal 2003, approximately $51.1 million of long-term debt was repaid. This decrease in long-term debt, and the related interest expense reduction in the first quarter of 2004 was partially offset by the issuance of long-term debt to fund the Stanley Acquisition on March 2, 2004.

The Company’s effective income tax rate is the weighted average of federal, state and provincial rates in various countries in which Masonite has operations including the United States, Canada, France, the United Kingdom and Ireland.

The Company’s 2004 net income for the quarter increased approximately $7.4 million to $27.7 million ($0.51 per share) from $20.3 million in 2003 ($0.38 per share). Basic earnings per share of $0.51 in 2004 and $0.38 in 2003 are calculated using the weighted average number of shares outstanding during the three- month periods of 54.7 million and 53.5 million, respectively. Calculations of diluted earnings per share of $0.50 in 2004 and $0.37 in 2003 reflect the dilution effect from the assumed exercise of options and warrants where the exercise price was lower than the average market price of the common shares for the reporting period.

Summary of Quarterly Results (unaudited)

Selected Quarterly Information
(thousands of dollars, except per share amounts)
	March 31,	December 31,	September 30,	June 30,
	2004	2003	2003	2003
Sales	$467,967	$455,897	$462,169	$456,955
Net Income	$27,744	$29,198	$30,790	$27,339
Net Income per Share
Basic(1)	$0.51	$0.54	$0.57	$0.51
Diluted(1)	$0.50	$0.53	$0.56	$0.50

	March 31,	December 31,	September 30,	June 30,
	2003	2002	2002	2002
Sales	$402,217	$395,808	$427,680	$415,457
Net Income	$20,344	$22,209	$29,176	$22,046
Net Income per Share
Basic(1)	$0.38	$0.42	$0.55	$0.42
Diluted(1)	$0.37	$0.40	$0.53	$0.41

(1)	The sum of basic and diluted earnings per share for the four quarters may differ from the basic and diluted earnings per share for the year due to differences in the average number of shares outstanding.

Liquidity

Maintaining significant levels of liquidity and cash flows are important components of the Company’s financial strategy. During the first quarter of 2004, the Company used $35.5 million of cash generated in operations compared to $31.2 million in the first quarter of 2003. The use of cash for operations in 2004 was primarily due to the seasonal investment in working capital preceding the second and third quarters. The month of March accounted for a more than proportionate amount of the business in the quarter, leaving a significant amount of receivables outstanding at quarter end.

The Company used $184.1 million for investing activities compared to $8.6 million in the first quarter of 2003. The primary use of this cash was for the Stanley Acquisition and related costs in the amount of $163 million, which was completed on March 2, 2004. Capital expenditures accounted for the majority of investing activities in the first quarter of 2003 and the balance of investing activities in the first quarter of 2004. Management expects the Company’s total capital expenditures in 2004 to be in the range of $50 to $60 million.

Approximately $202.6 million of cash was generated from financing activities, primarily from the issuance of $200 million of long-term debt to fund the Stanley Acquisition. In the first quarter of 2003, a net $16.0 million of cash was generated from financing activities principally by drawing on revolving interest bearing indebtedness to fund working capital and capital expenditures.

The Company’s working capital ratio remained unchanged from December 31, 2003 at 2.04:1.0. The Company’s debt to equity ratio increased to 0.76 to 1.0 at March 31, 2004 compared to 0.49 to 1.0 at December 31, 2003, as a result of the $200 million in additional financing received in March 2004 to fund the Stanley Acquisition.

Management believes that its current cash balance plus cash flows from operations and the additional bank term loan referred to in the preceding paragraphs will be sufficient to fund its near-term working capital and other investment needs.

The following table summarizes the Company’s significant contractual obligations and commercial commitments at March 31, 2004:

Contractual Obligation Payments Due by Period
		Less
		than	1-3	4-5	After 5
(in millions of U.S. dollars)	Total	1 year	years	years	Years
Short-term debt	$18.0	$18.0	$—	$—	$—
Long-term debt	$674.1	$50.0	$352.5	$271.6	$—
Operating leases	$60.8	$14.8	$28.8	$8.3	$8.9
Commercial commitments(1)	$90.5	$33.8	$56.6	$0.1	$—

Total contractual cash obligations	$843.4	$116.6	$437.9	$280.0	$8.9

(1)	Commercial commitments consist of agreements to purchase goods and services that are enforceable and legally binding. In addition, the purchase commitments specify all significant terms including fixed or minimum quantities to be purchased and the timing of the transaction.

Capital Resources

CAPITAL STRUCTURE COMPOSITION (%)

	March 31,	December 31,	December 31,
	2004	2003	2002
Shareholders’ equity	47.5%	53.7%	45.4%
Non-controlling interest	2.3	2.6	2.3
Short-term debt	1.1	0.5	0.3
Long-term debt(1)	42.1	35.4	43.9
Future income taxes	7.0	7.8	8.1

	100.0%	100.0%	100.0%

(1)	Includes current portion of long-term debt

Historically, the Company has funded its growth through a combination of cash generated from operations, long-term bank debt and other borrowings, and by the periodic issuance of common shares.

The Company’s senior credit facility consists of a $100 million long-term revolving bank loan and four term loans totaling $652 million. The additional $200 million incurred in March 2004 was primarily to fund the Stanley Acquisition.

Information on the Company’s debt maturities is disclosed in Note 9 of the unaudited consolidated financial statements. The aggregate amount of long-term debt repayments required over the next five years is approximately $674 million as at March 31, 2004 compared to $482 million at December 31, 2003.

Revolving bank lines are maintained to ensure short-term availability of funds. Masonite and its subsidiaries had approximately $128 million of revolving bank credit facilities established at March 31, 2004. Nothing was drawn at March 31, 2004 on the Company’s main $100 million revolving bank loan. Approximately $18 million of the Company’s $28 million of other current revolving bank lines was utilized at the end of the first quarter, and was classified as current bank indebtedness. The Company also had cash on hand of $113.6 million as at March 31, 2004.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements other than those disclosed in notes 5, 7, 11 and 12 in the 2003 annual audited consolidated financial statements and notes 1, 7 and 8 of the unaudited consolidated financial statements.

Transactions with Related Parties

The Company does not engage in transactions with related parties other than in the normal course of business with equity investments.

Critical Accounting Policies and Estimates

Masonite’s significant accounting policies are disclosed in Note 1 of the unaudited consolidated financial statements, and Note 1 of the Company’s annual audited consolidated financial statements for the year ended December 31, 2003. The preparation of these financial statements requires management to make estimates that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosures of contingent items. The following discussion addresses the Company’s more critical accounting policies. These policies are important to the presentation of the operating results and financial position of the Company and require significant judgment or the use of estimates.

Inventory

Masonite values its inventories on a first-in, first-out basis at the lower of cost and replacement cost for raw materials, and the lower of cost and net realizable value for finished goods. In determining net realizable value, the Company considers such factors as yield, turnover or aging, expected future demand and past experience. A change in the underlying assumptions related to these factors could affect the valuation of inventory and have a corresponding effect on cost of sales.

Goodwill and other intangibles

The Company uses the purchase method of accounting for all business acquisitions. Use of the purchase method for acquisitions frequently results in the recording of goodwill and other intangibles as part of the purchase price. Goodwill and intangibles with indefinite lives are not amortized but instead are tested for impairment by the Company in the fourth quarter of each year or more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Other intangible assets are amortized over their estimated useful lives. Goodwill impairment analysis is performed at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. Fair values of reporting units are estimated using an income approach. In making this fair value assessment of goodwill and intangible assets, management relies on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. There are inherent uncertainties related to these factors and to management’s judgment in applying them to the analysis of goodwill and intangible asset impairment. Since management’s judgment is involved in performing goodwill and intangible asset valuation analyses, any change in estimates can affect the valuation of goodwill and intangible assets.

Income Taxes

The Company’s consolidated income tax provision is calculated by determining taxable income and then applying varying rates of income tax that are appropriate in the numerous taxing jurisdictions in which Masonite conducts business. In the ordinary course of conducting business internationally, there can be numerous transactions and calculations where the ultimate tax outcome is uncertain. The final result of these matters may be different from the estimates that have been made in determining income tax provisions and accruals. If these estimates and assumptions are determined to be inaccurate, there could be a material effect on the Company’s income tax provision and net income in the period in which the determination is made.

Masonite has recorded $33.5 million of future income tax assets. Future tax assets are calculated based on tax rates to be applied in future periods. Previously recorded tax assets and liabilities need to be adjusted when the expected date of the future event is revised based on current information. A valuation allowance has been recorded to reduce future tax assets to the amount of the future tax benefit that is likely to be realized. In determining the need for the valuation allowance, management considered such factors as projected future taxable income, the character of the income tax asset and the reversal of deferred income tax liabilities. If assumptions related to these factors change significantly, then the valuation allowance, income tax expense and net income may change materially in the period for which the determination is made.

Long-lived Assets

Management periodically evaluates the recoverability of long- lived assets, including property, plant and equipment and amortizable intangible assets based on a two-step impairment analysis. In performing this evaluation, reliance is placed upon a number of factors, which include operating results, business plans, economic projections and anticipated cash flows. Masonite writes down long- lived assets considered to be impaired based on an undiscounted cash flow test to fair value. Fair values are based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates that reflect varying degrees of perceived risk. Since fair value is based on estimates of future events, changes in estimates could result in write downs.

Employee Future Benefit Plans

The Company maintains defined benefit pension plans and other post retirement benefits covering certain employees. The determination of Masonite’s obligations and expenses for these plans uses several statistical and judgment factors that include the probable mortality rates of members, expected investment yields, the rates of wage and salary escalation, and expected ages at which members will retire. These estimates may differ materially from actual results that will occur over an extended period of time. Any significant differences may have a material effect on the recorded pension expense and carrying value of the plans’ net assets or net liabilities.

Stock-based Compensation

Beginning January 1, 2003, the Company adopted a fair value method of accounting for all stock-based compensation payments to both employees and non-employees as discussed in Note 1(n) of the Company’s annual audited consolidated financial statements for the year ended December 31, 2003. The determination of Masonite’s obligations and compensation expense for these plans uses several mathematical and judgment factors that include: the expected volatility of the Company’s common share price, the anticipated life of the option, an estimated risk free interest rate and the number of options expected to vest. These estimates may differ from actual results that will occur over the life of the option. Any difference in the number of options that ultimately vest can affect future compensation expense. Other assumptions are not revised after the original estimate.

In 2003, the Company adopted a Restricted Share Unit (“RSU”) and Deferred Share Unit (“DSU”) program for certain key executives. Compensation expense related to the RSU’s and DSU’s are recognized over the vesting period. Any significant change in the Company’s share price could have an impact on the compensation expense recognized.

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted guidelines to recognize, measure and disclose future costs related to asset retirement obligations. The determination of whether or not future costs will be incurred involves judgments and estimates by management. These judgments and estimates include costs to repair or remove assets, a discount rate to determine the present value of future costs, and the determination of whether retirement obligations actually exist. These current estimates and their actual future expense over the life of the asset may differ, which would have an impact on obligations recorded at the current date.

Changes in Accounting Policies

In December 2003, the Canadian Institute of Chartered Accountants (“CICA”) finalized additional revisions and guidelines surrounding various revenue recognition issues such as arrangements with multiple deliverables, separately priced extended warranty and product maintenance contracts, and accounting for consideration received from a vendor. These revisions and guidelines harmonize accounting standards with United States GAAP. The adoption of the new guidelines did not have a material impact on the Company’s unaudited consolidated financial statements, and is not expected to have a material impact on future interim or annual consolidated financial statements.

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations”, which became effective January 1, 2004. The standard establishes recognition, measurement and disclosure standards applicable to legal obligations associated with the retirement of property, plant and equipment that results from its acquisition, construction, development or normal operations. The Company has assessed the effect of this new standard and has determined that it has no significant impact on the unaudited consolidated financial statements.

Financial Instruments

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates. The Company’s policy is not to utilize financial instruments for trading or speculative purposes. Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company’s long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount of which the payments are based. Forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

The Company formally documents all significant relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Almost 100% of the Company’s interest-bearing debt carries a floating interest rate. Therefore, in the normal course of business Masonite is exposed to changes in short-term interest rates that can create uncertainty and variability in its cash flows. To mitigate this exposure, in September 2001 the Company entered into a five-year interest rate swap agreement converting a notional $250 million of floating-rate debt into fixed-rate debt that currently bears interest at 7.96%. In August 2002, another five-year interest rate swap agreement was executed converting an additional $75 million of amortizing floating-rate debt into a fixed-rate debt at 5.47%. After giving effect to these interest rate swaps, approximately 57% of the Company’s outstanding interest-bearing debt carries a floating interest rate and the other 43% is effectively at fixed rates as at March 31, 2004. Management believes that these interest rate swaps are highly effective in achieving their economic purpose.

The Company’s forward exchange contracts do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on transactions being hedged. The Company does not require collateral or other security to support financial instruments with credit risk. The amount of foreign exchange contracts outstanding at March 31, 2004 is described in Note 7 to the unaudited consolidated financial statements. Additional information with respect to the Company’s use of financial instruments is available in the annual audited consolidated financial for the year ended December 31, 2003.

Non-GAAP Financial Measures

This MD&A contains non-GAAP measures. Securities regulators require that corporations caution readers that these terms do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. In this MD&A, debt to equity is defined as interest-bearing debt, net of cash, divided by shareholders’ equity.

Forward-Looking Statements

These unaudited consolidated financial statements, MD&A and other written reports and oral statements made by the Company may include forward-looking statements, all of which are subject to risks and uncertainties. One can identify these forward-looking statements by their use of words such as “expects”, “plans”, “will”, “estimates”, “intends”, “forecasts”, “projects” and other words of similar meaning, or by the fact that they do not relate strictly to historical or current facts. These statements are likely to address, but may not be limited to, the Company’s growth strategy and financial results. Readers must carefully consider any such statements and should understand that many factors could cause actual results and developments to differ materially from the Company’s forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other known and unknown risks and uncertainties, including: general economic, market and business conditions; levels of construction and renovation activity; competition; financing risks; ability to manage expanding operations; commitments; new services; retention of key management personnel; environmental and other government regulation; and other factors. No forward-looking statement can be guaranteed and actual future results may vary materially. The Company disclaims any responsibility to update these forward-looking statements.

In addition to the information in the unaudited consolidated financial statements and MD&A, Masonite’s Annual Information Form can be found on the Company’s website at www.masonite.com, and the SEDAR website at www.sedar.com